Primary Business Name: ONECHRONOS   **BD Number: 286322**

BD - AMENDMENT

11/26/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
○ **Yes** ◉ **No**

Ownership Codes: NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DAN, BERNARD WILLIAM	I	CEO	12/2016	NA	Y	N	2421761
JOHNSON, STEPHEN DAVID	I	VICE PRESIDENT	07/2025	NA	Y	N	6766611
LITTLEPAGE, KELLY C	I	VICE PRESIDENT	07/2025	NA	Y	N	5557711
OCX GROUP INC	DE	SOLE MEMBER	12/2016	E	Y	N	47-4149392
RIP, OLGA	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	01/2025	NA	N	N	5440553
SCHRETZMAN, ADITI CHAWLA	I	CHIEF LEGAL OFFICER AND CHIEF COMPLIANCE OFFICER	07/2025	NA	Y	N	5162824
SUTH, RICHARD JR	I	VICE PRESIDENT	07/2025	NA	N	N	2164733